[Casella Letterhead]

March 6, 2009

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 6010

Attention:  John Hartz, Senior Assistance Chief Accountant

RE:                            Casella Waste Systems, Inc.

Form 10-K for the fiscal year ended April 30, 2008

Forms 10-Q for the periods ended July 31, 2008 and October 31, 2008

Schedule 14A filed August 28, 2008

File No. 0-23211

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in a letter dated January 29, 2009 from John Hartz, Senior Assistance Chief Accountant, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. John S. Quinn, Senior Vice President & Chief Financial Officer, Treasurer of Casella Waste Systems, Inc. concerning the above referenced Form 10-K, Forms 10-Q and Schedule 14A (the “Comment Letter”).  On February 13, 2009, the Company responded to Comments 1 through 12.  In this letter, we are responding to the remaining comments, specifically Comments 13 through 21.  The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON AUGUST 28, 2008

Director Nomination Process, page 13

Comment:

13.                                 Please disclose whether there are any differences in the manner in which the Nominating and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder.  See Item 407(c)(2)(vi) of Regulation S-K.

Response:

In future filings, based on the current policy, we will supplement the “Director Nominations Process” section by adding the following:

“The Nominations and Governance Committee has no obligation to consider individuals recommended by stockholders for nomination by the Nominations and Governance

Committee as potential director candidates.  However, the Company expects that individuals recommended by stockholders would be so considered and evaluated by the Nominations and Governance Committee by following substantially the same process, and applying substantially the same criteria, as it follows for candidates identified by the Committee.

Stockholders also have the right to directly nominate director candidates, without any action or recommendation on the part of the Nominations and Governance Committee or the Board of Directors, by following the procedures set forth in the Company’s Third Amended and Restated By-laws. Candidates nominated by stockholders in accordance with these procedures will not be included in the Company’s proxy card for the next Annual Meeting.”

Compensation Discussion and Analysis, page 16

Comment:

14.                                 Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation.  Please disclose the targets or provide a detailed supplemental analysis supporting your conclusion that disclosure of targets is not required because it would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K.  Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

Response:

For fiscal year 2009, the Company’s incentive compensation consisted of cash awards pursuant to the cash incentive bonus plan and awards of performance stock units pursuant to the Company’s stock incentive plan.  Accordingly, in future filings, subject to non-disclosure of targets that would result in competitive harm, we will amend the “Compensation Discussion and Analysis” section to include a quantitative disclosure of the terms of the necessary targets to be achieved in order for our executive officers to earn their incentive compensation as disclosed in the proxy statement and pursuant to plans adopted after the prior fiscal year end.

With respect to cash awards under the cash incentive bonus plan, the amended disclosure in the “Annual Cash Incentive Bonus” section would be expected to be as follows, depending on the actual facts and circumstances applicable in the reporting period:

“The annual cash incentive bonuses for executive officers are intended to compensate for the achievement of company strategic, operational and financial goals.  Amounts payable under the annual cash incentive bonus plan are calculated as a percentage of a specified amount of the applicable executive’s base salary.  For fiscal year 20[xx], the specified amount of each executive’s salary to which the bonus was applied ranged from [xx]% to [yy]%.  The fiscal year 20[xx] bonus plan [completed year] provided for the payment of a cash bonus based on the Company’s [target #1] and [target #2].  An aggregate of [xx]% of the bonus was to be paid upon the achievement of [target #1] levels; and [xx]% was to be paid upon the achievement of [target #2] levels.  A greater or lesser amount was payable in the event the targets were exceeded or not met.

For fiscal year 20[xx], the target levels for each metric were as set forth below.  The target levels were determined following a review of internal projections.  The Compensation Committee worked with the chief executive officer to develop corporate goals that they believed could be reasonably achieved with hard work during the year, based on economic conditions in effect at the time the targets were adopted.  The maximum possible annual cash bonus attainable for fiscal year 20[xx] was [xx]% of the specified amount of each executive’s base salary, depending on the officer.

	Target Range	Actual Result		Payout

[Target #1]	$[xx to xx] million	$	[xx]	[xx]	%

[Target #2]	$[xx to xx] million	$	[xx]	[xx]	%

For fiscal year 20[xx], the Compensation Committee determined that the corporate strategic, operational and financial targets had been [met][[partially met][not met], and that accordingly the bonuses attributable to such targets were [paid][partially paid][not paid].  The final payout for each executive officer was [xx]% of the targeted amount.

[For fiscal year 20[yy], [current fiscal year] the Compensation Committee approved a cash bonus plan based on the Company’s [target #1] and [target #2].  The target levels for each metric were determined following a review of internal projections.  The maximum possible annual cash bonus attainable for fiscal year 20[yy] is [xx]% of a specified amount of the executive’s base salary, depending on the officer.  For fiscal year 20[yy], the specified amount of each executive’s salary to which the bonus is to be applied ranges from [xx]% to [yy]%.  The [target #1] range for fiscal year 20[yy] is $[xx] to $[xx] million and the [target #2] range for fiscal year 20[yy] is $[xx] to $[xx] million.]  [The Compensation Committee works with the chief executive officer to develop corporate goals that they believe can be reasonably achieved with hard work over the next year, taking into account the current economic environment.]” [Supplemental Note:  Whether or not disclosure of targets will cause competitive harm will depend on the specific targets.  Once the targets have been identified, the Company will determine whether their disclosure will result in competitive harm, and if so, the Company will discuss how difficult it is to achieve the target levels.]

With respect to equity awards, the Company will amend the disclosure in the “Stock Awards” section.  Our amended disclosure is expected to be as follows, depending on the actual facts and circumstances applicable in the reporting period:

“Commencing in fiscal year 2009, the Compensation Committee determined that the grant of performance stock units would serve as a more effective equity incentive program than stock options.  These performance stock units (which we refer to as PSUs), each of which represents a share of Class A common stock, are subject to vesting, based on the attainment by the Company of a targeted average annual return on net assets over a three year period.  The performance period of the PSUs granted in fiscal year 20[xx] is from May 1, 20[xx] to April 30, 20[xx].  The executive may earn between [xx]% and [xx]% of the target number of units based on the achievement of targets over a performance period.  The performance stock units will vest in full upon a change of control of the Company.  The grant of new stock awards depends upon a number of factors, including the executives’ current stock and stock option holdings and such other factors as the Stock Plan Subcommittee deems relevant.  For the initial performance period of fiscal year 2009 to fiscal year 2011, the threshold, target and maximum levels were determined following a review of internal projections. The Compensation Committee worked with the chief executive officer to determine a target average annual return on net assets that is [consistent with expected returns in the waste management industry at the time the awards were made].  Based on current economic conditions, the Compensation Committee believes it will be [      ].” [Supplemental Note: The difficulty of earning the award will be assessed at the time of proxy disclosure].

Supplemental Response:

The Company believes that disclosure of the target average annual return on net assets would result in competitive harm because such targets may enable competitors and potential acquisition candidates to predict the Company’s willingness to offer a given purchase price in connection with potential acquisitions or bids for new business.

Comment:

15.                                 The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers.  If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.  Refer to Section II.B.l of Commission Release No. 33-8732A.

Response:

In future filings, we will amend our “Compensation Discussion and Analysis” to include a discussion of any material differences in compensation policies with respect to individual named executive officers.

Comment:

16.                                 We note that your compensation programs target your executives’ compensation at the median of the peer group.  Please disclose where actual payments fell within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

In future filings, we will include a discussion of where the actual payments to our executive officers fell within the targeted parameters and to the extent actual compensation was outside a targeted percentile range, we will explain why.

Stock Awards, page 18

Comment:

17.                                 It does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information.  Please refer to Section II.A of Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing.  Please give consideration to the elements and questions set forth in this section of the Release when drafting the appropriate corresponding disclosure.

Response:

In future filings, based on current policy, we will amend the “Stock Awards” subsection in “Compensation Discussion and Analysis” as follows:

“The Company does not have a program, plan or practice of timing the grant of equity awards in coordination with the release of material non-public information.  The Company typically makes equity awards to its officers and employees upon the arrival of a new hire and once annually at a regularly scheduled Compensation Committee meeting at the commencement of the respective fiscal year.”

Potential Payments Upon Termination or Change in Control, page 24

Comment:

18.                                 Expand your disclosure of the severance agreements in the Compensation Discussion and Analysis to include a more thorough discussion of Item 402(b)(1) of Regulation S-K with respect to each of these elements of compensation.  Discuss how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements.

Response:

In future filings, we will supplement our “Potential Payments Upon Termination or Change in Control” section by adding the following paragraph at the end of that section as follows:

“The severance benefits were extended to the respective employees as an inducement to their decision to accept employment with the Company or, in the case of Messrs. Casella and Bohlig, their decision to continue to remain employed by the Company.  At the time each of such agreements was entered into, the Board considered a number of factors, including severance arrangements offered by comparable companies, the importance of the respective employee to the ongoing success of the Company and the benefits of receiving a non-competition and non-solicitation covenant from the respective employee in exchange for the agreed severance.  The Compensation Committee considers the severance benefits to be separate from the compensation payable to employees for their ongoing services and accordingly does not consider the value of the severance package when setting current compensation.”

Comment:

19.                                 Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(j)(3) of Regulation S-K.

Response:

The Company respectfully submits that its disclosure currently contained under “Potential Payments Upon Termination or Change in Control” already describes and explains the material terms of the applicable agreements, and that the terms of such agreements establish how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.

Certain Relationships and Related Transactions, page 26

Comment:

20.                                 Disclose the purpose(s) of the loans made to related persons, including to Mr. James W. Bohlig.

Response:  In future filings, we will disclose the purpose of loans made to related persons.  We will supplement the section entitled “Certain Relationships and Related Transactions” by adding the following sentence before the second to last sentence in the paragraph describing the loans to Mr. Bohlig:

“The purpose of the loans was to assist Mr. Bohlig in meeting his repayment obligations under certain margin loans secured by his shares of the common stock of the company.”

Comment:

21.                                 Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  Please refer to Item 404(b) of Regulation S-K.

Response:

In future filings, we will amend the section entitled “Certain Relationships and Related Transactions” to describe the policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  Based on the current policies and procedures, the disclosure is expected to be as follows:

“The Company has adopted a written policy and has established procedures regarding approval of transactions between the Company and any employee, officer, director and other related persons, including those required to be reported under Item 404 of Regulation S-K.  The policy, which is in the Company’s audit committee charter, requires that  related party transactions are reviewed and approved by the Board’s Audit Committee.

With respect to bidding projects in excess of $500,000 in which a related party, including Casella Construction, Inc. is a bidder, the Audit Committee has established a specific procedure.  This procedure requires the Company to solicit a minimum of three qualified bids.  The bid package is required to be sufficiently detailed to allow for direct comparisons of costs between responsive bidders.  Bids for work on which Casella Construction or any other related party is bidding is required to be directed to a third party engineer for opening, compilation and tabulation. The bids are then evaluated by the project team based on price, performance references, qualifications, experience, alternate bid items, proposed schedule, subcontractors qualifications/references, technical compliance and other bid information that is in the best interest of the project. In the event that a construction contract is successfully bid by a related party, bids and recommendations are required to be submitted to the Company’s chief financial officer for submission to and approval by the Audit Committee. With respect to sole source bids (i.e. those less than $500,000), the Audit Committee is required to be provided with documentation describing the reason for the work, a comparison of market or historical prices to the bid price, and senior management approval. Change orders relating to contracts with related parties are required to be forwarded to the Company’s chief financial officer, who will obtain the approval of the Audit Committee before the change order is approved.

The policy also provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter.”

In connection with this response to the Comment Letter, the Company acknowledges to you that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company  may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (802) 772-2241.

Sincerely,

/s/ John S. Quinn
John S. Quinn
Senior Vice President &
Chief Financial Officer, Treasurer